Molly Z. Brown Attorney at Law Direct Dial: 216.830.6813 mbrown@brouse.com

July 29, 2022

Attn: Mr. Austin Wood

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Realpha Asset Management, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 3 Filed July 15, 2022
File No. 024-11523

Dear Mr. Wood:

We represent ReAlpha Asset Management, Inc. (the “Company”). On behalf of the Company, we submit the following in response to your comments by letter dated July 27, 2022. For convenience, we have reiterated each of your comments in bold and italics below.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A, filed July 15, 2022 Legal Proceedings Massachusetts Consent Order, page 42

1.	We note your response to comment 2. Given that you entered into a consent order neither admitting nor denying the facts or allegations in the consent order, please revise the third paragraph to identify only acts, practices, and facts set forth in the consent order.

In response to the learned staff’s comment, we have made revisions in the “Legal Proceedings” discussion and have filed a copy of our Form 1-A POS herewith. Should the staff have any questions or comments please do not hesitate to contact me.

Respectfully submitted,

/s/ Molly Zinkand Brown
Molly Zinkand Brown

Akron | Cleveland | Naples | Toledo | Youngstown | www.brouse.com

600 Superior Ave. East, Suite 1600, Cleveland, Ohio 44114 | Phone: 216.830.6830